UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 19, 2015

County Bancorp, Inc.

(Exact name of registrant as specified in charter)

Wisconsin	001-36808	39-1850431
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

860 North Rapids Road

Manitowoc, Wisconsin 54221

(Address of principal executive offices) (Zip code)

(920) 686-9998

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

On November 19, 2015, County Bancorp, Inc., a Wisconsin corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, County Acquisition LLC, a newly-formed Wisconsin limited liability corporation and wholly-owned subsidiary of the Company, and Fox River Valley Bancorp, Inc., a Wisconsin corporation (“Fox River Valley”), pursuant to which the Company will acquire Fox River Valley and its wholly-owned bank subsidiary, The Business Bank.

Under the terms of the Merger Agreement, the Company will acquire 100% of Fox River Valley’s outstanding common stock for aggregate consideration of $28.9 million. Each outstanding share of Fox River Valley common stock will be converted into the right to receive, at the election of the holder thereof: (1) a combination of cash and shares of the Company common stock (the “Mixed Election Consideration”); (2) all cash (the “Cash Election Consideration”); or (3) all shares of the Company common stock (the “Stock Election Consideration,” and together with the Cash Election Consideration and the Mixed Election Consideration, the “Merger Consideration”). Shares of Fox River Valley common stock with respect to which no election is made will receive the Mixed Election Consideration. The Merger Agreement contains customary proration procedures so that an aggregate of 50% of the Merger Consideration is paid in cash and 50% of the Merger Consideration is paid in shares of the Company common stock. The aggregate number of shares of the Company common stock to be issued in connection with the merger is based on the volume weighted average closing price of the Company common stock for the ten trading days ending on the second trading day prior to the closing date of the merger. The Merger Consideration is subject to certain downward adjustments as set forth in the Merger Agreement.

It is anticipated that The Business Bank will be merged with and into the Company’s bank subsidiary, Investors Community Bank, following the completion of the transaction. At that time, The Business Bank’s banking offices will become branches of Investors Community Bank.

The Merger Agreement contains representations and warranties of both parties and customary conditions to the parties’ obligations to close the transaction, as well as agreements to cooperate in the process of consummating the transaction. The Merger Agreement also contains provisions limiting the activities of Fox River Valley and The Business Bank which are outside the ordinary and usual course of business, including restrictions on the payment of dividends to shareholders, employee compensation, and acquisitions and dispositions of assets and liabilities, pending the completion of the merger.

The merger is anticipated to be completed in the first half of 2016, and is subject to the satisfaction of the closing conditions in the Merger Agreement and the approval of the appropriate regulatory authorities and of the shareholders of Fox River Valley. The directors of Fox River Valley have agreed to vote their shares of Fox River Valley common stock in favor of approval of the Merger Agreement pursuant to a voting and support agreement. The directors of Fox River Valley have also entered into confidentiality, non-solicitation and non-competition agreements with the Company.

The information set forth above does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement that is attached hereto as Exhibit 2.1.

Item 7.01	Regulation FD Disclosure.

From time to time on and after November 20, 2015, the Company intends to provide supplemental information regarding the proposed transaction to analysts and investors in connection with certain presentations. A copy of the slides that will be made available in connection with the analyst and investor presentations is attached hereto as Exhibit 99.1.

Additionally, the Company prepared a frequently asked questions document to provide supplemental information to its employees and customers, which is attached hereto as Exhibit 99.2.

The information furnished in this Item 7.01, including Exhibits 99.1 and 99.2, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Item 8.01	Other Events.

On November 20, 2015, the Company and Fox River Valley issued a joint press release announcing the execution of the Merger Agreement. A copy of the joint press release is attached hereto as Exhibit 99.3 and incorporated herein by reference.

Forward-Looking Statements

This Current Report on Form 8-K may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by the use of words such as “may,” “might,” “will,” “would,” “should,” “could,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “probable,” “potential,” “possible,” “target,” “continue,” “look forward,” or “assume” and words of similar import. Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control. It is possible that actual results and events may differ, possibly materially, from the anticipated results or events indicated in these forward-looking statements. Forward-looking statements are not guarantees of future performance, and the Company cautions you not to place undue reliance on these statements. Forward-looking statements are made only as of the date of this report, and the Company undertakes no obligation to update any forward-looking statements contained in this report to reflect new information or events or conditions after the date hereof.

Forward-looking statements are subject to certain risks, uncertainties and assumptions, including, but not limited to: expected synergies, cost savings and other financial or other benefits of the proposed transaction between the Company and Fox River Valley might not be realized within the expected timeframes or might be less than projected; the requisite shareholder and regulatory approvals for the proposed transaction between the Company and Fox River Valley might not be obtained; credit and interest rate risks associated with the Company’s and Fox River Valley’s respective businesses, customer borrowing, repayment, investment and deposit practices, and general economic conditions, either nationally or in the market areas in which the Company and Fox River Valley operate or anticipate doing business, may be less favorable than expected; new regulatory or legal requirements or obligations; and other risks, uncertainties and assumptions identified under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, as well as the Company’s subsequent filings made with the Securities and Exchange Commission (the “SEC”). However, these risks and uncertainties are not exhaustive. Other sections of such reports describe additional factors that could impact the Company’s business and financial performance and pending or consummated acquisition transactions, including the proposed acquisition of Fox River Valley.

Additional Information for Shareholders

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger of the Company and Fox River Valley, the Company will file a registration statement on Form S-4 with the SEC. The registration statement will include a proxy statement of Fox River Valley, which also will constitute a prospectus of the Company, that will be sent to the shareholders of Fox River Valley. Shareholders are advised to read the registration statement and proxy statement/prospectus when it becomes available because it will contain important information about the Company, Fox River Valley and the proposed transaction. When filed, this document and other documents relating to the transaction filed by the Company can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing the Company’s website at www.investorscommunitybank.com under the tab “Investor Relations” and then under “SEC Filings.” Alternatively, these documents can be obtained free of charge from the Company upon written request to County Bancorp, Inc., Attn: Secretary, 860 North Rapids Road, Manitowoc, Wisconsin 54221 or by calling (920) 686-9998, or from Fox River Valley upon written request to Fox River Valley Bancorp, Inc., Attn: Secretary, 5643 Waterford Lane, Appleton, Wisconsin 54913 or by calling (920) 739-2660.

Participants in this Transaction

The Company, Fox River Valley and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Fox River Valley shareholders in connection with the proposed transaction between the Company and Fox River Valley under the rules of the SEC. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about the Company and its directors and certain of its officers may be found in the Company’s definitive proxy statement relating to its 2015 Annual Meeting of Shareholders filed with the SEC on April 9, 2015. This definitive proxy statement can be obtained free of charge from the SEC’s website at www.sec.gov.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

2.1	Agreement and Plan of Merger by and among County Bancorp, Inc., County Acquisition LLC and Fox River Valley Bancorp, Inc., dated November 19, 2015

99.1	Investor Presentation, dated November 20, 2015

99.2	Frequently Asked Questions: Investors Community Bank and The Business Bank merger, dated November 20, 2015

99.3	Press Release, dated November 20, 2015

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COUNTY BANCORP, INC.

Date: November 20, 2015	By:	/s/ Mark A. Miller
	Name:	Mark A. Miller
	Title:	Secretary